                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)



             UNITED TRUST GROUP, INC. (FORMERLY, UNITED TRUST, INC.)
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                    913111209
                                 (CUSIP Number)

                                   Jill Martin
                          First Southern Bancorp, Inc.
                 P.O. Box 328, Stanford, KY 40484 (606-365-3555)
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 30, 2003
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ]

CUSIP No. 913111209             13D                          Page 2 of 17 Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              First Southern Holdings, LLC
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [X]
              (b)  [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
              AF
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
              [ ]
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           1,483,791*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              1,483,791*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209             13D                          Page 3 of 17 Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              First Southern Funding, LLC
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [X]
              (b)  [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
              WC, BK
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
              [ ]
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           335,453*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              335,453*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209           13D                            Page 4 of 17 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             First Southern Bancorp, Inc.
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [X]
             (b)  [ ]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             WC, BK **
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
             [ ]
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           255,281*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            See response to Item 5
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              255,281*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    See response to Item 5
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           HC
--------------------------------------------------------------------------------

*   See response to Item 5
**  See response to Item 4 regarding merger with Dyscim, LLC.

CUSIP No. 913111209            13D                           Page 5 of 17 Pages
--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Jesse T. Correll
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [X]
            (b)  [ ]
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS
            AF, OO
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
            [ ]
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           185,454*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            See response to Item 5
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                               185,454*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                     See response to Item 5
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------
* See response to Item 5

CUSIP No. 913111209             13D                          Page 6 of 17 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             First Southern Capital Corp., LLC
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [X]
             (b)  [ ]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
             SOURCE OF FUNDS
             WC
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
             [ ]
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                             237,333*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                              0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                                237,333*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                      0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209            13D                           Page 7 of 17 Pages
--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            First Southern Investments, LLC
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [X]
            (b)  [ ]
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS
            WC
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
            [ ]
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           24,086*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              24,086*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------

* See response to Item 5

CUSIP No. 913111209          13D                             Page 8 of 17 Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Ward F. Correll
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [X]
              (b)  [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
              AF
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
              [ ]
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            See response to Item 5
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                               0*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                     See response to Item 5
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209          13D                             Page 9 of 17 Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              WCorrell, Limited Partnership
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [X]
              (b)  [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
              OO
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
              [ ]
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Georgia
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           72,750*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              72,750*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209           13D                            Page 10 of 17 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Cumberland Lake Shell, Inc.
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [X]
             (b)  [ ]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
             [ ]
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           98,523*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              98,523*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

*  See response to Item 5

                                Explanatory Note

         With this amendment, the reporting persons are amending the disclosures in the text of Items 4 and 5 of this Report to reflect the issuance by United Trust Group, Inc. of 500,000 shares of its common stock to certain of the reporting persons pursuant to the post-closing adjustment provisions contained in the Acquisition Agreement filed as Exhibits A and J to this Report and incorporated herein by this reference.

ITEM 1.  SECURITY AND ISSUER

         Not amended.

ITEM 2.  IDENTITY AND BACKGROUND

         Not amended.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not amended.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the acquisition of shares of Common Stock is for investment purposes and also for the purpose of acquiring a controlling interest in UTI by Mr. Correll and/or Reporting Persons affiliated with him.

         One or more of the Reporting Persons may from time to time purchase shares of Common Stock in the open market or in privately negotiated transactions depending upon, among other things, market conditions, the market value of the Common Stock and the availability of shares for sale, the Reporting Person's liquidity and availability of funds or other similar factors. In addition, the percentage ownership of the Reporting Persons of Common Stock may be increased as a result of the repurchase of shares by UTI. On June 5, 2001, UTI announced a share repurchase program which the Reporting Persons supported and continue to support, under which UTI may repurchase from time to time up to $1,000,000 of shares of Common Stock.

         The Reporting Persons also, from time to time, will evaluate the structure of their relationship with UTI, the structure of the relationship of UTI and its subsidiaries and the merits of additional investments in UTI or restructurings of the UTI holding company organization, which could include acquisitions of additional securities of UTI or a business combination involving UTI and one or more of the Reporting Persons or their affiliates or subsidiaries of UTI. Management is continuing to explore ways in which to further streamline the UTI holding company organization, including the possible sale of the charter of Appalachian Life Insurance Company ("APPL"), one of the insurance subsidiaries, or its merger into another insurance subsidiary, Universal
Guaranty Life Insurance Company ("UG"), and the merger of another insurance subsidiary, Abraham Lincoln Life Insurance Company ("ABE"), into UG. The Reporting Persons support these efforts as well as the stock purchase plan adopted by UTI in 2002 for its and its subsidiaries' directors, officers and employees pursuant to which such persons can acquire shares of Common Stock, as well as the purchase by UG in February 2003 of $4 million of a total of $15 million in trust preferred securities issued by FSBI.

         One  or  more  of  the   Reporting   Persons,   directly   or   through
representatives, have a role in the management of UTI through board representation and otherwise. Mr. Correll serves as chief investment officer for the life insurance subsidiaries of UTI and as Chairman and Chief Executive Officer of such subsidiaries and of UTI. Ward F. Correll is a director of UTI and one of the three life insurance subsidiaries of UTI. Randall L. Attkisson, who is associated and/or affiliated with the Reporting Persons (as further described in Item 2 and Exhibit F of this Report and incorporated herein by reference) is a director as well as President and Chief Operating Officer of UTI and the life insurance subsidiaries of UTI. The Reporting Persons as a result of the foregoing have the ability to influence UTI and its strategic plans, and may recommend and implement changes in the management and/or the board of directors of UTI and its subsidiaries as they consider appropriate, including the reduction in the size of the boards of directors and/or the selection of successor directors upon the retirement or resignation of directors of UTI and/or its subsidiaries. A vacancy in UTI's board of directors currently exists as a result of the resignation of Millard Oakley from the board in March 2003, and the Reporting Persons are considering whether to identify possible candidates to the UTI board to fill this vacancy.

         Except as described above, the Reporting Persons do not presently have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of UTI, or the disposition of securities of UTI, (ii) an extraordinary corporate transaction involving UTI or its subsidiaries, (iii) the sale or transfer of a material amount of assets of UTI or its subsidiaries, (iv) a change in the present board of directors or management of UTI, (v) a material change in the present capitalization or dividend policy of UTI, (vi) any other material change in UTI's business or corporate structure, (vii) a change in UTI's charter or bylaws or other actions which may impede the acquisition of control of UTI by any person, (viii) a class of securities of UTI being delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of UTI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (x) any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a-b) The beneficial ownership of the Common Stock by each Reporting Person is as follows. Each Reporting Person has sole voting and dispositive power over the shares listed opposite the Reporting Person's name, except as noted:

                                                           Number of
REPORTING PERSON                                       SHARES OWNED(%)(1)
----------------                                       ------------------
Jesse T. Correll (2)                                       185,454 (4.6%)
First Southern Bancorp, Inc.(2)(3)                         1,739,072 (43.4%)
First Southern Funding, LLC(2)(3)                          335,453 (8.4%)
First Southern Holdings, Inc.(2)(3)                        1,483,791 (37.0%)
First Southern Capital Corp., LLC(2)                       237,333 (5.9%)
First Southern Investments, LLC                            24,086 (0.6%)
Ward F. Correll(4)                                         98,523 (2.5%)
WCorrell, Limited Partnership(2)                           72,750 (1.8%)
Cumberland Lake Shell, Inc.(4)                             98,523 (2.5%)
         Total(3)(5)                                       2,619,921 (65.4%)

         (1) The percentage of outstanding shares is based on 4,005,085 shares of Common Stock outstanding as of April 30, 2003.

         (2) The share ownership of Mr. Correll includes 112,704 shares of Common Stock owned by him individually. The share ownership of Mr. Correll also includes 72,750 shares of Common Stock held by WCorrell, Limited Partnership, a limited partnership in which Mr. Correll serves as managing general partner and, as such, has sole voting and dispositive power over the shares held by it.

         In addition, by virtue of his ownership of voting securities of FSF and FSBI, and in turn, their ownership of 100% of the outstanding membership interests of FSH, Mr. Correll may be deemed to beneficially own the total number of shares of Common Stock owned by FSH (as well as the shares owned by FSBI and FSF directly), and may be deemed to share with FSH (as well as FSBI and FSF) the right to vote and to dispose of such shares. Mr. Correll owns approximately 79% of the outstanding membership interests of FSF; he owns directly approximately 51%, companies he controls own approximately 14%, and he has the power to vote but does not own an additional 3% of the outstanding voting stock of FSBI. FSBI and FSF in turn own 99% and 1%, respectively, of the outstanding membership interests of FSH. Mr. Correll is also a manager of FSC and thereby may also be deemed to beneficially own the total number of shares of Common Stock owned by FSC, and may be deemed to share with it the right to vote and to dispose of such shares. The aggregate number of shares of Common Stock held by these other Reporting Persons, as shown in the above table, is 2,311,858 shares.

         (3) The share ownership of FSBI consists of 255,281 shares of Common Stock held by FSBI directly and 1,483,791 shares of Common Stock held by FSH of which FSBI is a 99% member and FSF is a 1% member, as further described in this
Item 5. As a result, FSBI may be deemed to share the voting and dispositive power over the shares held by FSH.

         (4) Represents the shares of Common Stock held by CLS, all of the outstanding voting shares of which are owned by Ward F. Correll and his wife. As a result, Ward F. Correll may be deemed to share the voting and dispositive power over these shares.

         (5) Mr. Correll, FSBI, FSF, FSH, FSI and FSC have agreed in principle to act together for the purpose of acquiring or holding equity securities of UTI. In addition, because of their relationships with these Reporting Persons, Ward F. Correll, CLS, Dyscim, LLC and WCorrell, Limited Partnership may also be deemed to be members of this group. Therefore, for purposes of this Schedule 13D, each may be deemed to have acquired beneficial ownership of the equity securities of UTI beneficially owned by each of the other Reporting Persons.

         (c) Except as described below, there have been no transactions in the Common Stock of the Issuer effected within the past 60 days of the date of the filing of this amendment to this Schedule 13D by the Reporting Persons.

         UTI issued 500,000 shares of Common Stock to certain of the Reporting Persons on April 30, 2003 pursuant to the post-closing adjustment provisions of the Acquisition Agreement attached to this Report as Exhibits A and J and incorporated herein by this reference. The shares, which were valued at $15 per share for purposes of determining the number of shares issued pursuant to the adjustment provisions, subject to a maximum of 500,000 shares, were issued as a result of a shortfall in an earnings covenant contained in the adjustment provisions based on UTI's earnings over a five year period ending December 31, 2002 for which a final accounting occurred on April 30, 2003. As a result, UTI issued the 500,000 shares as follows: 335,453 shares to FSF; 104,736 shares to FSBI; 54,300 shares to FSC; and 5,511 shares to FSI.


ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not amended.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

         Not amended.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2003                By:  /S/ JESSE T. CORRELL
                                      Jesse T. Correll
                                      Attorney-in-Fact on behalf of each of
                                      the Reporting Persons*


* Pursuant to the Agreement among Reporting Persons dated September 4, 2001, for the filing of a single Schedule 13D pursuant to Rule 13d-1(k), each Reporting Person has authorized Jesse T. Correll to sign on behalf of such Reporting Person any Schedule 13D or amendments thereto that are required to be filed on behalf of the Reporting Persons to this Schedule 13D.

                                  EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION


     A* Acquisition Agreement between FSF and UTI dated April 30, 1998, as amended May 29, 1998, including the following exhibits thereto: Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; Convertible Note Purchase Agreement between FSF and James E. Melville, George E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael
                 K. Borden and Patricia G. Fowler dated April 30, 1998; and Option Agreement between FSF and UTI dated April 30, 1998.

     B*          Agreement among Reporting Persons dated September 4, 2001 for
                 the  filing  of  a  single   Schedule   13D  pursuant  to  Rule
                 13d-l(f)(l).

     C* Business Loan Agreement relating to the borrowing of funds by FSF.

     D* Business Loan Agreement relating to the borrowing of funds by FSBI.

     E*          Agreement   of   Assignment  among  the Reporting Persons dated
                 November 20, 1998.

     F* Directors, officers, members, general partners and controlling persons of Reporting Persons.

     G* Letter of intent between UTI and Mr. Correll, on behalf of the shareholders of North Plaza of Somerset, Inc.

     H* Promissory note relating to the borrowing of funds by FSF and FSBI.

     I* Stock Acquisition Agreement dated December 30, 1999, between UTG and Shareholders.

     J* Amendment, dated December 31, 1999, between FSF and UTI to the Acquisition Agreement filed as Exhibit A to this Report.

     K* Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and James E. Melville, Barbara Hartman, BJM Trust - James
                 E. Melville, Trustee, Matthew C. Hartman Trust - James E. Melville, Trustee, Zachary T. Hartman Trust - James E.
                 Melville,  Trustee,  Elizabeth  A.  Hartman  Trust -  James  E.
                 Melville, Trustee, and Margaret M. Hartman Trust - James E. Melville, Trustee.

     L* Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad John Ryherd, Derek

                 Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr, Halcie B. Brown, Douglas W. Ryherd, Susan
                 J. Ryherd, Douglas W. Ryherd, Custodian for Bryan D. Ryherd UGMA IL, Douglas W. Ryherd, Custodian for Evan Ryherd UGMA IL, Ella E. Campbell, Douglas W. Ryherd, Custodian for Jordan Ray Ryherd UGMA, IL, Illinois National Bank, Successor Trustee of the Shari Lynette Serr Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Jarad John Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Derek Scott Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers' Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.

     M* Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI.

     N* Consent to Assignment and Novation, dated April 5, 2001, among James E. Melville, Barbara Hartman, BJM Trust - James E.
                 Melville,   Trustee,  Matthew  C.  Hartman  Trust  -  James  E.
                 Melville,   Trustee,  Zachary  T.  Hartman  Trust  -  James  E.
                 Melville,  Trustee,  Elizabeth  A.  Hartman  Trust -  James  E.
                 Melville, Trustee, and Margaret M. Hartman Trust - James E. Melville, Trustee.

     O* Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI.

     P* Consent to Assignment and Novation, dated April 6, 2001, among Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad John Ryherd, Derek Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr, Halcie B. Brown, Douglas W. Ryherd, Susan J. Ryherd, Douglas W. Ryherd,
                 Custodian for Bryan D. Ryherd UGMA IL, Douglas W. Ryherd, Custodian for Evan Ryherd UGMA IL, Ella E. Campbell, Douglas W. Ryherd, Custodian for Jordan Ray Ryherd UGMA, IL, Illinois National Bank, Successor Trustee of the Shari Lynette Serr Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Jarad John Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Derek Scott Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers' Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.

* Previously filed